UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32225

HOLLY ENERGY PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

2828 N. Harwood St., Suite 1300

Dallas, TX 75201

(214) 871-3555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Limited Partner Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Three (3)

Pursuant to the requirements of the Securities Exchange Act of 1934, Holly Energy Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HOLLY ENERGY PARTNERS, L.P.

By: HEP LOGISTICS HOLDINGS, L.P., its General Partner

By: HOLLY LOGISTIC SERVICES, L.L.C., its General Partner

Date: December 11, 2023	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial
Officer